Arygin Corporation



ANNUAL REPORT

5420 Del Rey Dr
Denton, TX. 76208
(469) 301 - 1551
www.arygin.com

This Annual Report is dated March 22, 2019.

BUSINESS

We sell products and online services to consumers on a subscription-based model. We will charge our customers per month for services rendered. Arygin Corporation is a media streaming, advertising, and tv analytics services for media content. The company will be developing media streaming system to compete in the media streaming market. Arygin Corporation will also be developing a universal touchscreen remote to go with our system. Our media streaming services are intended to compete in the marketplace by offering a competitive price, lower cost of ownership, and greater cinema experience. Arygin ONE product line will be built to order and can be configured and purchased through our online portal.

Previous Offerings

Between **04/01/2019** and **08/30/2019**, we sold **114,694** Common Stocks exchange for **$0.25** per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$45,500.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$5,000.00	$5,000.00
Long-term Debt	$109,000.00	$150,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$109,000	-$109,000.00

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $45,000.

On April, 01, 2019, the Company conducted an offering pursuant to Regulation CF and raised $45,057.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Arygin is not expanding their efforts in raising money through government progams for additional funding.

Debt

Type of debt	Related Party Loan
Name of creditor	Giovanni Austin
Amount outstanding	$81,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	
Describe any collateral or security	Cash/Check
Maturity date	12/31/2023
Other material terms	

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Ken Mandeville

CEO – 2018 - present
Investor, director
Company Name
Various Holdings

Dates EmployedJan 1982 – Present
Employment Duration38 yrs 5 mos
LocationWorld wide

- Ceo
  Company Name
  Arygin Corporation Full-time
  Dates EmployedApr 2019 – Present
  Employment Duration1 yr 2 mos
  LocationDallas, Texas

-
  Executive Director/CMO
  Company Name
  Love Destination Full-time
  Dates EmployedApr 2017 – Present
  Employment Duration3 yrs 2 mos
  LocationWorld wide

  Global OTT platform.
  www.thelovedestination.com
  Available on the App stores and on select smart TVs.

-
  Ex VP/Producer
  Company Name
  BELOW THE LINE PRODUCTIONS LTD
  Dates EmployedMar 2018 – Present
  Employment Duration2 yrs 3 mos
  LocationLondon UK

  Www.belowthelineproductions.com

-
  Executive Director
  Company Name
  Inverse Normal
  Dates EmployedAug 2017 – Present
  Employment Duration2 yrs 10 mos
  LocationToronto, Ontario, Canada

  A disruptor in the Vfx space. Www.inverse-normal.com

  360 degree, trans media solutions. Augmented reality.

Name: Audrey MacKenzie
Chief Technology Officer – 2019 -present

Signal One International
1 Year

Director Of Technology and Innovation
Employed Jun 2019 – Present
Dallas/Fort Worth Area
Signal One International, LLC (SOI) advances sustainable development projects in emerging countries by facilitating the production, purchase, and sale of natural resources. SOI's mission is to raise economic and living standards in Africa with initial focus on Democratic Republic of Congo (DRC) through projects owned, operated, and managed by the Congolese people.

Primary work will focus on RDD (patent pending) desalination technology, AI/GIS survey and mapping, and industrial inspection projects. Some of work listed will be performed by Optar AI, LLC, the company I founded for drone-based inspections of industrial and other assets.

Optar AI
Acting CEO
2016 – Present
4 yrs
St. Louis, MO/Dallas/Fort Worth Area

Utilize deep learning and Artificial Intelligence to design AWS cloud-based visual inspection and predictive analytics methods for commercial clients. Supervise chief technology officer, junior coder/engineer, and three contractors working with unmanned aerial system (UAS) and other data capture partners to furnish software services producing reports, anticipate possible issues, and understand additional inspection requirements. Help primarily lower- to mid-end oil and gas, utility and engineering enterprises assisted by early adopting software perceptive UAS partners.
• Obtained family and friends funding to hire cloud, deep learning, and aviation experts.
• Co-wrote academic paper on Investigating Unmanned Aerial Vehicles (UAVs) in Vertical Structural Inspection and Analysis accepted for presentation at ASCEs International Conference on Sustainable Infrastructure in 2019,
• Secured position with Amazon Partner Network (APN).
• Accepted into Nvidia Inception Program for work in drone-based deep learning and artificial intelligence.

• Designed visual analyzer platform taking drone images for industrial use and helping operators annotate and design professional reports for clients decreasing publishing time by 50%.
• Invented analyzer automatically locating cracks in concrete. see less

Aerial Insights, Inc.
2016
Less than a year
Saint Louis, MO

Changed focus from drone operation concentrating on agriculture to software IP studying hyperspectral data for commercial use. Guided 4-7 staff.
• Secured $100K in additional funding and significantly reduced downsizing burn rate to preserve cash.
• Named 2016 Global Impact Award Finalist by Skandalaris Center for Interdisciplinary Innovation and Entrepreneurship at Washington University.
• Introduced and successfully created $2.1M research and development utility contract and memorandum of understandings with defense contractor utility and agronomist entity

Name: Giovanni Austin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President September 2018 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Full-Time Employee - September 2018 - Current Arygin Corporation Giovanni Austin's professional life has been spent more than 15 years in the technology field. Over his many years as a developer and application engineer, Mr. Austin has also worked as a Creative Director for Tega Technologies in 2012 - 2014 designing, developing, and testing applications for multiple companies, including 5 Fortune 500 automobile companies.

Formerly, he was working at 1000Bulbs.com since 2014 (primary position) as a Senior Ecommerce Developer and Founder & CEO at his startup Arygin Corporation. Giovanni has started several companies and sold them for profit, always finding solutions to meet customer needs has been a way for him to be successful.

Education

Name: Jody Hassemer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Accountant at Arygin, September 2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Full Time Employee (40 hrs. a week) - September 2018 - Accountant at Arygin Corporation 2001 - 2016 CFO/Director at Integra Realty Resources 2016 - 2018 Finance Manager at JLL 2018 - Current Principal at Overwatch Fund (primary position) Responsible for human resources and accounting/finance functions. Actively participated in mergers and acquisitions, as well as day to day operations. Financial reporting and budgeting, payroll, commission calculations, best practices, accounting system implementation. Carefully monitored and maintained gross margin through economic cycles. Managed operations (human resources, accounting and finance) of a commercial real estate company for over 16 years. Participated in mergers and acquisitions, best practice procedures, and held positions on the Executive Board and Compensation Committee. * Skilled at supporting team members in fast paced environment * Successfully maintained margins through economic cycles * Strong leadership and communication skills * Successful in recruiting quality staff and managing benefit plans * Highly autonomous and self-directed * Selected as CFO of the year by the Fort Worth Business Press in 2010.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Giovanni Austin	10,500,000 shares		51%
		_____ shares		_____%

RELATED PARTY TRANSACTIONS

None Applicable.

OUR SECURITIES

Our authorized capital stock consists of **6,332,704** shares of **common stock**, par value **$0.25 per share**. As of December 31, 2018, **13,667,296** - shares of **common stock** are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Arygin Corporation

By   /s/

Name :   Giovanni Austin

Title: President

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, **Giovanni Austin**, President of Arygin Corporation, hereby certify that the financial statements of Arygin Corporation included in this Report are true and complete in all material respects.



President

Arygin Corporation

BALANCE SHEET

As of May 22, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	-345.55
PayPal Bank	-3,004.44
Total Bank Accounts	**$ -3,349.99**
Total Current Assets	**$ -3,349.99**
TOTAL ASSETS	**$ -3,349.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable to Giovanni Austin	81,000.00
Texas State Comptroller Payable	0.00
Total Other Current Liabilities	**$81,000.00**
Total Current Liabilities	**$81,000.00**
Total Liabilities	**$81,000.00**
Equity	
Opening Balance Equity	200.00
Owner's Investment	50,000.00
Retained Earnings	-134,549.99
Net Income	
Total Equity	**$ -84,349.99**
TOTAL LIABILITIES AND EQUITY	**$ -3,349.99**

Arygin Corporation

PROFIT AND LOSS

January 1, 2019 - April 28, 2020

	TOTAL
Income	
PayPal Sales	851.20
Total Income	**$851.20**
GROSS PROFIT	**$851.20**
Expenses	
Advertising & Marketing	3,855.64
Bank Charges & Fees	7.47
Legal & Professional Services	140.00
Office Supplies & Software	328.53
Uncategorized Expense	69.55
Total Expenses	**$4,401.19**
NET OPERATING INCOME	**$ -3,549.99**
NET INCOME	**$ -3,549.99**

Arygin Corporation

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,549.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Texas State Comptroller Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -3,549.99**
NET CASH INCREASE FOR PERIOD	**$ -3,549.99**
Cash at beginning of period	200.00
CASH AT END OF PERIOD	**$ -3,349.99**

ARYGIN CORPORATION, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018

January 29, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arygin Corporation
Denton, TX

We have reviewed the accompanying financial statements of Arygin Corporation, which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 29, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ARYGIN CORPORATION
BALANCE SHEET
DECEMBER 31, 2018

_____

ASSETS

CURRENT ASSETS

Cash	$	200
TOTAL CURRENT ASSETS		200
TOTAL ASSETS		200

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Related Party Loan	81,000
TOTAL LIABILITIES	81,000

SHAREHOLDERS' EQUITY

Common Stock (20,000,000 shares authorized; 10,500,000 issued, $.00001 par value)	105
Additional Paid in Capital	50,095
Retained Earnings (Deficit)	(131,000)
TOTAL SHAREHOLDERS' EQUITY	(80,800)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 200

ARYGIN CORPORATION
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Operating Expense

Research & Development	$	66,116
Legal & Professional		53,400
Advertising & Marketing		6,338
General & Administrative		5,146
		131,000

Net Income from Operations   (131,000)

Net Income $ (131,000)

ARYGIN CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(131,000)
Net Cash Flows From Operating Activities		(131,000)
Cash Flows From Financing Activities		
Related Party Loan		81,000
Issuance of Stock		50,200
Net Cash Flows From Investing Activities		131,200
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		200
Cash at End of Period	$	200

ARYGIN CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Beginning Equity	$	-
Issuance of Common Stock		50,200
Net Income		(131,000)
Ending Equity	$	(80,800)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Arygin Corporation ("the Company") is a corporation organized under the laws of Delaware. The Company develops software for media streaming, advertising, analytics including data science, bigdata, and data analysis.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2019 and is actively attempting to identify other sources of capital. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 29, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Research and Development

The Company applies ASC 730 Research and Development. The Company records research and development costs as expenses in the year incurred through the point when the project associated with such expenses reaches commercial viability. After that, expenditures may either be capitalized or treated as a current expense, depending on the nature of the expenditure.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating loss during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2018 will remain subject to review by the Internal Revenue Service until 2022.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2018 will remain subject to review by that State until 2022.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- RELATED PARTY DEBT

In 2018, the Company borrowed $81,000 from a related party for the purpose of funding continuing operations ("the Related Party Loan". The Related Party Loan accrues interest at the rate of 2% per annum and is payable on the demand by the lender.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 29, 2019, the date that the financial statements were available to be issued.